MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

August 16, 2011

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

ruckmanc@sec.gov

Re:                             Protective Life Insurance Company

Protective Variable Annuity Separate Account

Post-Effective Amendment No. 6 to the

Registration Statement on Form N-4

File Nos. 333-153041 and 811-8108 (ProtectiveRewards Elite)

Dear Mr. Ruckman:

On June 17, 2011, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.  In addition, on August 8, 2011, we responded to the comments on this filing that the Commission staff provided by telephone to Elisabeth Bentzinger on August 2, 2011.

We have included several revised pages of the Rewards Elite prospectus that further clarify the operation of Protective Income Manager in light of our responses to the comments that the Commission staff provided to Elisabeth Bentzinger.

Elisabeth Bentzinger will call you to discuss these revisions and answer any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Attachment

cc:                                 Elisabeth Bentzinger, Esq.

Sutherland Asbill & Brennan

What is the Protective Income Manager Rider (patent pending)?

The Protective Income Manager rider (available only with Contracts issued on or after May 1, 2011) guarantees the right to make withdrawals each year even if your Contract Value is reduced to zero due to poor market performance. The Protective Income Manager rider is specifically designed for you to withdraw all of your Contract Value systematically over a particular period of time. If you purchased your rider before September 1, 2011, the rider is designed to distribute your Contract Value by the Maximum Annuity Commencement Date, which is the (older) Covered Person’s 95th birthday. If you purchased your rider on or after September 1, 2011, the rider is designed to distribute your Contract Value by the (younger) Covered Person’s 95th birthday. Under both versions of the rider, the annual payments may vary from year to year until the Maximum Annuity Commencement Date, at which time fixed payments begin and will continue for as long as any Covered Person lives. Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary.

Because you must make all allocations in accordance with our Allocation Guidelines and Restrictions your options for allocating Purchase Payments and Contract Value will be restricted if you purchase the Protective Income Manager rider. The required allocations under these guidelines may not be consistent with an aggressive investment strategy. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the Protective Income Manager rider are probably not appropriate for you. Please see “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

We charge an additional fee if you purchase the Protective Income Manager rider. If you elect the Protective Income Manager rider, you will begin paying this fee as of the date the Protective Income Manager rider is issued. You may not cancel the Protective Income Manager rider for the first ten years following the date of its issue.

The Protective Income Manager mark is considered to be the exclusive intellectual property of Protective Life Insurance Company. For more information on the Protective Income Manager rider, please see “Protective Income Manager With RightTime® Option.”

What is the RightTime® Option?

You may elect either the SecurePay rider or the Protective Income Manager rider at the time you purchase your Contract, or you may purchase one of these riders at a later date under our RightTime® option so long as you satisfy the rider age requirements and the rider is still available for sale. If you purchase a rider under the RightTime® option, the rider will be subject to the terms and conditions in effect at the time the rider is issued. Currently, the annual rider fee is 0.10% higher if you exercise the RightTime® option to elect a rider than if you elect the rider when you purchase your Contract. See “Guaranteed Lifetime Withdrawal Benefits.”

If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTime® option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

•  The initial Benefit Base will be equal to the Contract Value as of the new Rider Effective Date.

•  We will impose the current SecurePay Fee in effect on the new Rider Effective Date.

If you have selected the SecurePay R72 Benefit with your new SecurePay rider, then when we calculate the AWA under the new SecurePay rider, we will base the Maximum Withdrawal Percentage on the age of the Owner (the younger Owner in the case of two Owners), as of the new rider’s Benefit Election Date.

Please note you may only purchase a new SecurePay rider with the SecurePay R72 Benefit if this benefit was available on the date that you purchased the Contract.

Tax Consequences

Treatment of Civil Unions and Domestic Partners. The SecurePay rider’s provisions relating to marital status are interpreted under applicable state law. For example, if the state law governing the SecurePay rider treats individuals who are in a bona fide civil union or a domestic partnership as married, or the parties to a valid same sex marriage as spouses, such treatment will be recognized under the rider. However, as described above in “Death Benefit-Continuation of the Contract by a Surviving Spouse,” DOMA is the controlling law when determining whether individuals are married (or are spouses) for federal tax purposes and when interpreting certain provisions of the Contract to which the SecurePay rider is attached. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law and for purposes of the SecurePay rider, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to non-spouse beneficiaries. In some circumstances, these required distributions could substantially reduce or eliminate the value of the SecurePay rider benefit.

In addition, the SecurePay rider allows the surviving spouse of a deceased owner who continues the underlying Contract and becomes the new owner to purchase a new rider if the benefit is being offered at that time. This right is only available to an individual who was the spouse of the deceased owner within the meaning of DOMA.

An individual who is treated as a spouse for state law purposes, but not for DOMA, should not purchase the SecurePay rider before consulting legal and financial advisors, and carefully evaluating whether the SecurePay rider is suitable for her or his needs.

Other Tax Matters. For a discussion of other tax consequences specific to the SecurePay rider, please see TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Guaranteed Lifetime Withdrawal Benefits and QUALIFIED RETIREMENT PLANS, Guaranteed Lifetime Withdrawal Benefits.

PROTECTIVE INCOME MANAGER (patent pending) WITH RightTime® OPTION

The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011.

In general, the Protective Income Manager rider guarantees the right to make withdrawals (“Protective Income Manager Withdrawals”) each year even if your Contract Value is reduced to zero due to poor market performance. Protective Income Manager is specifically designed for you to withdraw all your Contract Value systematically over a particular period of time. If you purchased your Protective Income Manager rider on or after May 1, 2011 but before September 1, 2011, the rider is designed to distribute your Contract Value by the Contract’s Maximum Annuity Commencement Date, which is the (older) Covered Person’s 95th birthday. If you purchased your Protective Income Manager rider on or after September 1, 2011, the rider is designed to distribute your Contract Value by the (younger) Covered Person’s 95th birthday. Under both versions of the rider, the annual payments may vary from year to year until the Maximum Annuity Commencement Date, at which time fixed payments begin and will continue for as long as any Covered Person lives.

Under the Protective Income Manager rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make Protective Income Manager Withdrawals each Contract Year up to a specified amount during the

In addition, the amount you can withdraw each Contract Year under the rider will never drop below your initial Optimal Withdrawal Amount, which is calculated as a percentage of your Contract Value on the Rider Effective Date (so long as you do not take an Excess Withdrawal, which would result in a recalculation of your minimum Optimal Withdrawal Amount based on your current Contract Value). This means if you purchase the Protective Income Manager rider at issue, or early on under the RightTime® option, then you will “lock in” a minimum Optimal Withdrawal Amount that will not decrease even if there is a future downturn in Sub-Account performance.

•                  On the other hand, if you wait to purchase the Protective Income Manager rider, you may be able to lock in a higher minimum Optimal Withdrawal Amount if Sub-Account performance has been favorable and your Contract Value has increased. In addition, the minimum Optimal Withdrawal Amount may be higher the closer you are to a Covered Person’s 95th birthday when you elect the rider (assuming Sub-Account performance has not significantly decreased since the Contract Effective Date) as the rider is designed for you to withdraw a greater proportion of Contract Value over time.

•                  You also should consider:

•                  If you purchase the Protective Income Manager rider when you purchase the Contract, the annual Protective Income Manager fee is currently 0.10% lower than if you exercise the RightTime® option to purchase the Protective Income Manager rider after that date. The Protective Income Manager fee for new purchasers and the difference between the fee for the rider purchased at Contract issue and under the RightTime® option may change.

•                  But, if you purchase the Protective Income Manager rider too early, you may pay the Protective Income Manager fee for a longer period than is necessary. Additionally, beginning on the Rider Effective Date, your death benefit will be the Return of Purchase Payments Death Benefit (the Maximum Anniversary Value Death Benefit will not be available) and you must comply with our Allocation Guidelines and Restrictions.

Please consult your sales representative to discuss the appropriate time for you to purchase the Protective Income Manager rider.

Selecting Your Coverage Option

If both OPwners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate at the time you purchase the rider whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Protective Income Manager Payment Factor and whether the Optimal Withdrawal Amount will continue to be available for the life of the surviving spouse. Note on Joint Life Coverage: The version of the rider issued on or after September 1, 2011 is designed to distribute all of your Contract Value by the younger Covered Person’s 95th birthday. This means it is unlikely the entire Contract Value will be distributed by the Maximum Annuity Commencement Date (the older Covered Person’s 95th birthday). If one of the two Covered Persons is significantly younger than the other, you likely will choose to apply your remaining Contract Value on that date to an Annuity Option instead of the rider’s Protected Lifetime Payment Annuity Option, and you will have paid for the rider without receiving its benefit. See “Determining Your Optimal “Protected Lifetime Payments Available on Maximum Annuity Commencement Date (Oldest Owner’s or Annuitant’s 95th Birthday).” You should discuss this with your financial advisor to ascertain if joint coverage under the Protective Income Manager rider addresses your financial needs and is suitable for you.

The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage
Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	N/A

	Single Life Coverage	Joint Life Coverage
Single Owner/Spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon the death of the Covered Person.	N/A

Joint Owner/Spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Note:  A change of Covered Persons will cause the Protective Income Manager rider to terminate and any scheduled Protective Income Manager Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. In addition, whether a spouse continues the Contract could affect the rights and benefits under the Protective Income Manager rider and could have tax consequences. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

Allocation Guidelines and Restrictions

In order to maintain the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the Protective Income Manager rider. Please see “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

Determining Your Optimal Withdrawal Amount

The Optimal Withdrawal Amount is the maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider. We calculate your Optimal Withdrawal Amount each year by multiplying your Contract Value by the “Protective Income Manager Payment Factor.” This factor, described in more detail below, depends upon when you purchased your rider.

If you purchased your rider before September 1, 2011, the factor is based on:

•  the age of the (younger) Covered Person on the Rider Effective Date; and

•  the number of years remaining until the Maximum Annuity Commencement Date.

If you purchased your rider on or after September 1, 2011, the factor is based on:

•  the age of the (younger) Covered Person on the Rider Effective Date; and

•  the age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount.

If you elect two Covered Persons under the version of the rider available on and after September 1, 2011, it is unlikely the entire Contract Value will be distributed by the Contract’s Maximum Annuity Commencement Date, because that date is the older Covered Person’s 95th birthday and we have designed this version of the rider so that all of your Contract Value is not distributed until the younger Covered Person’s 95th birthday. If one of the two Covered Persons is significantly younger than the other, there may be substantial Contract Value remaining on the Maximum Annuity Commencement Date. If so, it is likely that you will choose to apply your remaining Contract Value on the Maximum Annuity Commencement Date to receive one of the Annuity Options available under your Contract instead of receiving the rider’s Protected Lifetime Payment Annuity Option, and you will have paid for the rider without receiving its benefit. See “Protected Lifetime Payments Available on Maximum Annuity Commencement Date (Oldest Owner’s or Annuitant’s 95th Birthday).” You should discuss this with your financial advisor to ascertain if joint coverage under the Protective Income Manager rider addresses your financial needs and is suitable for you.

Note:  So long as you never take an Excess Withdrawal (described below), the amount you may withdraw from your Contract Value each year will never be less than your initial Optimal Withdrawal Amount.

1.                            We determine your initial Optimal Withdrawal Amount as of the Rider Effective Date by multiplying the “Protective Income Manager Payment Factor” (described below) by your Contract Value on that date.

For example, assume there is one Covered Person under the Protective Income Manager rider, a 75-year old who has made an initial Purchase Payment of $100,000. As provided in the Single Life Coverage table in Appendix J, the Protective Income Manager Payment Factor is 0.06661 (because she is 75). We determine the initial Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor by the Contract Value. Therefore, the initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000).

If you purchase the Protective Income Manager rider at the time you purchase the Contract and we receive an additional Purchase Payment within the first 120 days, then we will recalculate your initial Optimal Withdrawal Amount on the 120th day following the Contract Effective Date to equal the Protective Income Manager Payment Factor as of the Contract Effective Date multiplied by the total aggregate Purchase Payments received, less any partial surrenders made, during the 120-day period (including your initial Purchase Payment). If the 120th day is not a Valuation Day, then we will make this calculation on the next Valuation Day. We will consider this to be your initial Optimal Withdrawal Amount for purposes of calculating future Optimal Withdrawal Amount amounts.

2.                            We recalculate your Optimal Withdrawal Amount on each subsequent Contract Anniversary prior to the Annuity Commencement Date by multiplying the Protective Income Manager Payment Factor by your Contract Value on that anniversary.

Your Optimal Withdrawal Amount for any Contract Year can not be more than 110% of your Optimal Withdrawal Amount for the prior Contract Year. In addition, unless you have taken an Excess Withdrawal (which would result in a Reset of the Optimal Withdrawal Amount, as described below), we guarantee that your Optimal Withdrawal Amount will always be at least the greater of:

a.               90% of your Optimal Withdrawal Amount for the prior Contract Year; or

b.              Your initial Optimal Withdrawal Amount.

For example, assume that the Covered Person described above did not take an Excess Withdrawal during her first Contract Year, and that her Contract Value on the first Contract Anniversary is $95,684. We determine the Optimal Withdrawal Amount on each Contract Anniversary by multiplying the Protective Income Manager Payment Factor by the Contract Value on that anniversary, subject to the minimum and maximum limits described above. Therefore, we first calculate the Optimal Withdrawal Amount as the Protective Income Manager Payment Factor at attained age 76 (while also taking into account her age 75 on the Rider Effective Date, since she did not take an Excess Withdrawal) times the Contract Value, or $6,614 (0.06912 x $95,684). Because this amount is less than her initial Optimal Withdrawal Amount but not more than 110% of that amount, her Optimal Withdrawal Amount will remain at $6,661 for the second Contract Year.

Appendix J

Protective Income Manager Rider Payment Factors (for riders purchased on or after September 1, 2011)

The following table provides the Protective Income Manager rider payment factors for Single Life and Joint Life Coverage. We calculate your Optimal Withdrawal Amount under the rider by multiplying your Contract Value by the applicable factor. This factor is based upon the attained age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount, as well as that person’s age on the Rider Effective Date. On each Contract Anniversary, we will use a new factor to recalculate your Optimal Withdrawal Amount based upon the new attained age of the (younger) Covered Person at that time, but the factor will still continue to be based on the age of the (younger) Covered Person on the Rider Effective Date unless an Excess Withdrawal has been taken.

For example, if you are age 75 on the date you purchase the rider (with single life coverage), your Protective Income Manager Payment factor is 0.06661. If your initial Purchase Payment is $100,000, then your initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000). If you never take an Excess Withdrawal, then you will always be able to withdraw at least $6,661 each Contract Year without reducing or eliminating the benefits under the rider. In addition, each year your factor will increase as you get closer to your 95th birthday (but will remain in the age 75 column so long as you do not take an Excess Withdrawal).

Single Life Coverage

Years
Remaining
Until Maximum
Annuity
Commencement	Age of Covered Person on Rider Effective Date or Last Reset Date
Date	60	61	62	63	64	65	66	67	68	69	70	71	72	73	74	75
1	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
2	0.50980	0.50968	0.50956	0.50944	0.50932	0.50920	0.50908	0.50896	0.50884	0.50872	0.50860	0.50848	0.50836	0.50824	0.50812	0.50800
3	0.34649	0.34633	0.34616	0.34600	0.34584	0.34568	0.34551	0.34535	0.34519	0.34503	0.34486	0.34470	0.34454	0.34438	0.34421	0.34405
4	0.26489	0.26471	0.26452	0.26434	0.26415	0.26397	0.26378	0.26360	0.26341	0.26323	0.26304	0.26286	0.26267	0.26249	0.26230	0.26212
5	0.21599	0.21579	0.21559	0.21539	0.21519	0.21499	0.21479	0.21459	0.21439	0.21419	0.21399	0.21379	0.21359	0.21339	0.21319	0.21299
6	0.18342	0.18321	0.18300	0.18279	0.18258	0.18237	0.18216	0.18195	0.18174	0.18153	0.18132	0.18111	0.18090	0.18069	0.18048	0.18027
7	0.16020	0.15998	0.15976	0.15954	0.15933	0.15911	0.15889	0.15867	0.15845	0.15823	0.15801	0.15780	0.15758	0.15736	0.15714	0.15692
8	0.14282	0.14259	0.14236	0.14214	0.14191	0.14169	0.14146	0.14123	0.14101	0.14078	0.14056	0.14033	0.14011	0.13988	0.13966	0.13943
9	0.12932	0.12909	0.12886	0.12862	0.12839	0.12816	0.12793	0.12770	0.12746	0.12723	0.12700	0.12677	0.12654	0.12631	0.12608	0.12585
10	0.11855	0.11831	0.11807	0.11784	0.11760	0.11736	0.11712	0.11689	0.11665	0.11641	0.11618	0.11594	0.11570	0.11547	0.11523	0.11499
11	0.10976	0.10952	0.10927	0.10903	0.10879	0.10854	0.10830	0.10806	0.10782	0.10758	0.10734	0.10709	0.10685	0.10661	0.10637	0.10613
12	0.10245	0.10221	0.10196	0.10171	0.10146	0.10122	0.10097	0.10072	0.10048	0.10023	0.09998	0.09974	0.09949	0.09925	0.09900	0.09876
13	0.09629	0.09604	0.09579	0.09554	0.09528	0.09503	0.09478	0.09453	0.09428	0.09403	0.09378	0.09353	0.09328	0.09303	0.09278	0.09253
14	0.09103	0.09077	0.09051	0.09026	0.09000	0.08975	0.08949	0.08924	0.08898	0.08873	0.08847	0.08822	0.08797	0.08771	0.08746	0.08721
15	0.08648	0.08622	0.08596	0.08570	0.08544	0.08518	0.08492	0.08466	0.08441	0.08415	0.08389	0.08363	0.08337	0.08312	0.08286	0.08260
16	0.08252	0.08225	0.08199	0.08173	0.08146	0.08120	0.08094	0.08067	0.08041	0.08015	0.07989	0.07963	0.07937	0.07911	0.07885	0.07859
17	0.07904	0.07877	0.07850	0.07823	0.07797	0.07770	0.07743	0.07717	0.07690	0.07664	0.07637	0.07611	0.07584	0.07558	0.07531	0.07505
18	0.07596	0.07568	0.07541	0.07514	0.07487	0.07460	0.07433	0.07406	0.07379	0.07352	0.07325	0.07298	0.07272	0.07245	0.07218	0.07192
19	0.07321	0.07293	0.07266	0.07238	0.07211	0.07184	0.07156	0.07129	0.07102	0.07075	0.07047	0.07020	0.06993	0.06966	0.06939	0.06912
20	0.07075	0.07047	0.07019	0.06992	0.06964	0.06936	0.06908	0.06881	0.06853	0.06826	0.06798	0.06771	0.06743	0.06716	0.06689	0.06661
21	0.06854	0.06826	0.06797	0.06769	0.06741	0.06713	0.06685	0.06657	0.06629	0.06601	0.06574	0.06546	0.06518	0.06490	0.06463
22	0.06654	0.06625	0.06597	0.06568	0.06540	0.06511	0.06483	0.06455	0.06427	0.06398	0.06370	0.06342	0.06314	0.06286
23	0.06472	0.06443	0.06414	0.06385	0.06357	0.06328	0.06299	0.06271	0.06242	0.06214	0.06185	0.06157	0.06129
24	0.06306	0.06277	0.06248	0.06219	0.06190	0.06161	0.06132	0.06103	0.06074	0.06045	0.06017	0.05988
25	0.06155	0.06125	0.06096	0.06067	0.06037	0.06008	0.05979	0.05949	0.05920	0.05891	0.05862
26	0.06016	0.05986	0.05956	0.05927	0.05897	0.05867	0.05838	0.05808	0.05779	0.05750
27	0.05888	0.05858	0.05828	0.05798	0.05768	0.05738	0.05708	0.05679	0.05649
28	0.05770	0.05740	0.05710	0.05679	0.05649	0.05619	0.05589	0.05559
29	0.05662	0.05631	0.05600	0.05569	0.05539	0.05508	0.05478
30	0.05561	0.05530	0.05499	0.05468	0.05437	0.05406
31	0.05467	0.05436	0.05404	0.05373	0.05342
32	0.05380	0.05348	0.05316	0.05285
33	0.05298	0.05267	0.05235
34	0.05223	0.05190
35	0.05152

J-5